EXHIBIT 99.01

Harold's Stores, Inc. Letterhead

April 12, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Representations by Arthur Andersen LLP

in connection with audit of Harold's Stores, Inc.

Ladies and Gentlemen:

On behalf of Harold's Stores, Inc. (the "Company"), please be advised that Arthur Andersen LLP ("Andersen") has represented to the Company that its audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended February 2, 2002, to which this letter is an exhibit, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation.

Sincerely,

Jodi L. Taylor

Chief Financial Officer